UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Financial Statements and Supplemental Information
Years Ended December 31, 2019 and 2018

	Report of Independent Registered Public Accounting Firm	1

	Financial Statements:
	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4

	Supplemental Schedule*:
	Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	12

	Signature	13

	Exhibit:
	Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

*
All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan's auditor since 2002.
Grandview Heights, Ohio
June 22, 2020

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Plan’s interest in Stable Value Master Trust	$3,831,020	$3,576,514
Investments at fair value	28,001,919	20,881,404
Accrued income	22,962	20,309
Cash	3,191	16,377

Receivables:
Notes receivable from participants	1,757,180	1,486,436
Company contributions	42,715	55,390
Pending trades	—	146
Total receivables	1,799,895	1,541,972

Total assets	33,658,987	26,036,576

Liabilities
Accrued fees	6,225	6,818
Pending trades payable	75,625	9,951
Total liabilities	81,850	16,769

Net assets available for benefits	$33,577,137	$26,019,807
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2019 and 2018

	2019	2018
Additions to net assets attributed to:
Investment income (loss):
Interest and dividend income	$426,586	$377,200
Net appreciation (depreciation) in the fair value of investments	5,030,386	(2,358,967)
Plan's interest in Stable Value Master Trust's net investment income	95,230	78,064
Total investment income (loss)	5,552,202	(1,903,703)

Interest income on notes receivable from participants	90,708	72,180

Contributions:
Company	1,580,834	1,969,162
Participant	1,770,194	1,654,052
Rollovers	21,198	10,582
Total contributions	3,372,226	3,633,796
Total additions, net	9,015,136	1,802,273

Deductions from net assets attributed to:
Benefits paid to participants	1,420,319	3,016,855
Administrative expenses	37,487	34,136
Total deductions	1,457,806	3,050,991
Net increase (decrease)	7,557,330	(1,248,718)

Net assets available for benefits:
Beginning of year	26,019,807	27,268,525
End of year	$33,577,137	$26,019,807
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Notes to Financial Statements
December 31, 2019 and 2018
1. Description of Plan
General
The Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) is a defined contribution plan, covering substantially all employees of certain Cardinal Health, Inc. (the “Company”) subsidiaries residing in Puerto Rico. Employees who are covered by a collective bargaining agreement are not eligible to participate, unless the agreement provides for participation. Eligible employees participate upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
A trust with a bank in Puerto Rico was established for the Plan. In addition, certain assets of the Plan are held within the Cardinal Health Stable Value Fund (the “Stable Value Master Trust”), which was established for the Plan and certain other plans of the Company. See Note 3 for more information regarding the Stable Value Master Trust.
Effective January 1, 2016, the Plan was amended and restated in compliance with the Internal Revenue Code for a New Puerto Rico (2011) (the “Code”), as amended.
The description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Administration
The Company’s Financial Benefit Plans Committee (the “Committee”) is the Plan administrator and is responsible for the general operation and administration of the Plan.
Banco Popular de Puerto Rico is the trustee of the Plan. Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the Plan record keeper and asset custodian. Effective July 2019 Principal Financial Group completed the acquisition of Wells Fargo, N.A. Institutional Retirement and Trust. Transition or assignment of services were not finalized by December 31, 2019.
Contributions
Contributions that may be made to the Plan include participant elective contributions, rollover contributions, Company matching, discretionary employer, and discretionary special contributions.
Participants may elect to contribute a percentage of their eligible compensation (subject to certain limitations), as defined by the Plan. Participants who have or will attain at least age 50 by the end of the Plan year may elect to contribute up to an additional $1,500 as a catch-up contribution. Participants may also roll over amounts representing distributions from other qualified plans.
The Company match is 200% of each participant’s compensation deferral contributions that do not exceed 1% of the participant’s compensation, 100% of each participant’s compensation deferral contributions that exceed 1% of the participant’s compensation but that do not exceed 2% of the participant’s compensation, and 50% of each participant’s compensation deferral contributions that exceed 2% of the participant’s compensation but that do not exceed 5% of the participant’s compensation. In addition, the Company may elect to make discretionary employer contributions and/or discretionary special contributions.
Discretionary employer contributions are allocated to participants based generally on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.
The Plan’s discretionary employer contribution is contingent based on profitability or other relevant factors related to the performance of the Company. To be eligible for the discretionary employer contribution, participants generally must be employed on the last day of the Company’s fiscal year, June 30. The discretionary employer contribution is calculated on eligible compensation earned during the Company’s fiscal year and contributed in a lump sum to participant accounts. The discretionary employer contribution is recognized by the Plan in the plan year the contribution is made to the Plan. For the Company’s fiscal years ended June 30, 2019 and 2018, the discretionary employer contribution was $440,533 and $840,821, respectively, and was deposited into participant accounts in August 2019 and August 2018, respectively.
The Plan’s discretionary special contributions, if any, are allocated to the participants in the eligible group ratably based on their proportionate share of the total eligible compensation in that group. No discretionary special contributions were made to the Plan for the years ended December 31, 2019 and 2018.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching, discretionary employer and discretionary special contributions, if any, are also invested as directed by participants.

1. Description of Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.
Vesting
Participants are 100% vested immediately in their elective deferral, rollover, and Company matching contributions, plus actual earnings thereon. A participant is 100% vested in the Company’s discretionary employer and discretionary special contributions after three years of vesting service, or if the participant dies, becomes totally disabled, or reaches retirement age, as defined in the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to participants with more than one year, but less than three years, of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.
Forfeitures
Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined in the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan as determined by the Committee.
Forfeitures used to reduce Company contributions and to pay reasonable expenses of the Plan were $6,017 and $751 during 2019 and 2018, respectively. At December 31, 2019 and 2018, forfeited non-vested accounts were $1,948 and $707, respectively.
Administrative Expenses
Administrative expenses are paid by the Company or from the assets of the Plan. General expenses paid from the Plan’s assets are allocated among participant accounts to the extent not paid from forfeitures, except for fees for loans, withdrawals, and Qualified Domestic Relations Orders, which are paid from the account of the participant incurring the expense.
For the years ended December 31, 2019 and 2018, revenue sharing and sub-transfer agent fee income received by the Plan was credited to the accounts of participants who held revenue sharing and sub-transfer income investments. Participants earned $2,056 and $1,907 in revenue sharing and sub-transfer agent fee income for the years ended December 31, 2019 and 2018, respectively.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding loan balance during the prior 12 months or 50% of their vested account balance. Loan terms primarily range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by 50% of the vested balance in the participant’s account as of the date of the loan and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, which is set for the life of the loan. Interest rates for new loans are subject to change on a monthly basis. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.
Payment of Benefits
Upon termination of employment, death, retirement, or total disability, distributions are generally made in the form of a lump-sum payment or installments. In addition, the Plan includes a provision for participants to make withdrawals from their rollover contributions account at any time, elective contributions account under certain hardship circumstances, or their account after attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of the participant accounts transferred to the Plan from a money purchase pension plan, if any.

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Recently Issued Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. Management is currently assessing the impact of adopting the updated provisions.
In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. ASU 2018-09 is effective for entities for fiscal years beginning after December 15, 2019 (after December 31, 2018 for issuers). This standard was adopted by the Plan and had no impact on the Plan’s financial statements.
In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. The ASU requires a plan’s interest in each master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The ASU also removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of the general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. Finally, the ASU requires all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The ASU is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. As a result of the adoption of ASU No. 2017-06 additional disclosures related to the Plan’s interest in the master trust have been made. This standard was adopted retrospectively and had no impact on the Plan’s net assets or changes in net assets.
Investment Valuation and Income Recognition
Certain Plan investments are in the Stable Value Master Trust, while others are held in custody by Wells Fargo under an agreement with the trustee for the Puerto Rico trust. Investments, except for fully benefit-responsive investment contracts (see Note 3), are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan sponsor deems the participant loan to be a distribution, the participant loan balance is retained as a defaulted loan amount until a distributable event occurs, at which time the loan amount is offset from the value of the account.
Payment of Benefits
Benefit payments are recorded when paid.

3. Assets Held in the Stable Value Master Trust
Certain of the Plan’s investments are held in the Stable Value Master Trust, which was established for the investment of assets of the Plan and other Company-sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Stable Value Master Trust is based on account balances of the participants and their elected investment funds. The Stable Value Master Trust’s assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Stable Value Master Trust. The Plan’s interest in the Stable Value Master Trust’s net investment income (loss) presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.
The Stable Value Master Trust holds synthetic investment contracts which meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts, because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The Plan owns the underlying investments of the synthetic investment contracts. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.
The synthetic investment contracts held by the Plan include wrapper contracts which provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments), as well as asset underperformance, can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contracts that adjust renewal crediting rates to recognize the difference between fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events may be different under each contract. Examples of such events include the following:

•	Plan disqualification under the Code;

•	Establishment of a defined contribution plan by the Company that competes for participant contributions;

•	Material amendments to the Plan or administration as to investment options, transfer procedures, or withdrawals;

•	Company’s inducement to participants to withdraw or transfer funds from the contract;

•	Termination or partial termination of the Plan;

•	Group termination, layoff, early retirement incentive program, or other downsizing by the Company;

•	Merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another Plan; and

•	Any changes in law, regulation, ruling, or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuers to terminate the contacts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•	The investment manager or trustee breaches any of its material obligations under the agreement;

•	Any representation of the investment manager is or becomes untrue in any material respect;

•	The investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer;

•	The issuer determines that the execution, delivery, or performance of the contract constitutes or will constitute a prohibited transaction;

•	Failure to pay amounts due to the issuer; and

•	Termination of the Plan, or disqualification of the trust.
Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

3. Assets Held in the Stable Value Master Trust (Continued)
The Stable Value Master Trust also holds a stable value common collective trust that is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the collective trust. The common collective trust is designed to deliver safety and stability by preserving principal and accumulating earnings. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require a one-year notice in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan has no contractual obligations to further invest in the fund.
The assets held in the Stable Value Master Trust were as follows for the years ended December 31:

	2019
	Master Trust Balance	Plans Interest in Master Trust Balance ($)	Plans Interest in Master Trust Balance (%)
Fully benefit-responsive synthetic investment contracts - at contract value	$347,597,624	$3,729,893	1%
Common collective trusts - at fair value	9,538,939	102,357	1%
Total Master Trust investments	357,136,563	3,832,250	1%
Cash and pending activity	(114,640)	(1,230)	1%
Total Master Trust net assets	357,021,923	3,831,020	1%

	2018
	Master Trust Balance	Plans Interest in Master Trust Balance ($)	Plans Interest in Master Trust Balance (%)
Fully benefit-responsive synthetic investment contracts - at contract value	$319,549,969	$3,397,250	1%
Common collective trusts - at fair value	16,511,017	175,534	1%
Total Master Trust investments	336,060,986	3,572,784	1%
Cash and pending activity	350,893	3,730	1%
Total Master Trust net assets	336,411,879	3,576,514	1%
The investment income of the Stable Value Master Trust was as follows for the years ended December 31:

	2019
	Master Trust Balance	Plan's Interest in Master Trust Balance ($)	Plan's Interest in Master Trust Balance (%)
Dividend and interest income	$9,193,967	$95,230	1%
Total investment income	9,193,967	95,230	1%

	2018
	Master Trust Balance	Plan's Interest in Master Trust Balance ($)	Plan's Interest in Master Trust Balance (%)
Dividend and interest income	$7,449,249	$75,888	1%
Net appreciation in the fair value of investments	213,633	2,176	1%
Total investment income	7,662,882	78,064	1%

4. Fair Value Measurements
ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Mutual funds and common shares fair values are determined utilizing quoted market prices reported on the active market on which they are traded.
The common collective trusts (“CCTs”) are valued utilizing the respective net asset values as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. There are no restrictions as to the redemption of these investments, nor does the Plan have any contractual obligations to further invest in any of these CCTs.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s assets held outside of the Stable Value Master Trust as of December 31, 2019 and 2018:

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual funds	$17,667,956	$—	$—	$17,667,956
Cardinal Health, Inc., common shares	2,349,390	—	—	2,349,390
Total assets in the fair value hierarchy	$20,017,346	$—	$—	$20,017,346
Common collective trusts measured at net asset value				7,984,573
Total assets at fair value				$28,001,919

	December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$13,083,658	$—	$—	$13,083,658
Cardinal Health, Inc., common shares	1,849,250	—	—	1,849,250
Total assets in the fair value hierarchy	$14,932,908	$—	$—	$14,932,908
Common collective trusts measured at net asset value				5,948,496
Total assets at fair value				$20,881,404

5. Income Tax Status
The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (“Treasury”) dated February 16, 2017, stating that the Plan is qualified under Section 1081.01 of the Code and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.  The plan administrator has indicated that it intends to apply for an updated determination letter from the Treasury as soon as administratively feasible.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Treasury. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. Related Party and Parties-in-Interest Transactions
Certain of the Plan’s investments at December 31, 2019 and 2018, were units of CCTs managed by Wells Fargo. The Stable Value Master Trust is managed by Galliard Capital, a wholly-owned subsidiary of Wells Fargo. Wells Fargo serves as the record keeper of the Plan and, therefore, transactions involving these investments are considered party-in-interest transactions, but comply with an applicable exemption to the prohibited transaction rules of ERISA.
The Plan held $2,349,390 and $1,849,250 of Cardinal Health, Inc. common shares at December 31, 2019 and 2018, respectively.

9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2019	2018
Net assets available for benefits per the financial statements	$33,577,137	$26,019,807
Amounts allocated to withdrawing participants	—	(72,682)
Net assets available for benefits per Form 5500	$33,577,137	$25,947,125

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2019
Benefits paid to participants per the financial statements	$1,420,319
Amount allocated to withdrawing participants:
At December 31, 2018	(72,682)
At December 31, 2019	—
Corrective distributions	(2,553)
Net deemed distributions	4,488
Benefits paid to participants per Form 5500	$1,349,572

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500:

2019
Net increase in assets per the financial statements	$7,557,330
Change in amounts allocated to withdrawing participants	72,682
Net income per Form 5500	$7,630,012
10. Subsequent Events
The Plan was amended and restated effective January 1, 2020 primarily to consolidate all amendments after the Plan was amended and restated effective January 1, 2016. As amended and restated effective January 1, 2020, the Company match was 200% of each participant’s compensation deferral contributions that do not exceed 1% of the participant’s compensation, 100% of each participant’s compensation deferral contributions that exceed 1% of the participant’s compensation but that do not exceed 3% of the participant’s compensation, and 50% of each participant’s compensation deferral contributions that exceed 3% of the participant’s compensation but that do not exceed 5% of the participant’s compensation. The Plan was further amended effective July 1, 2020 to change the Company match to 200% of each participant’s compensation deferral contributions that do not exceed 1% of the participant’s compensation, and 50% of each participant’s compensation deferral contributions that exceed 1% of the participant’s compensation but that do not exceed 5% of the participant’s compensation.
In connection with Principal Financial Group’s acquisition of Wells Fargo Institutional Retirement & Trust, the Plan is expected to enter into consent, resignation and appointment agreements for Principal Financial Group to assume the recordkeeping and trustee duties of Wells Fargo Bank, N.A. Institutional Retirement and Trust. The effective date of the transition is not known at this time but is not expected to occur before 2021.
Management has evaluated all subsequent event transactions and events from January 1, 2020 through June 22, 2020, the date on which these financial statements were available to be issued and have determined that there were no subsequent events requiring recognition or disclosure in the financial statements other than the below.
In March 2020, the outbreak of the novel strain of coronavirus (“COVID-19”) was declared a pandemic by the World Health Organization. The COVID-19 pandemic has led to severe volatility in global financial markets. We cannot estimate the length or severity of the COVID-19 pandemic or the related consequences on global financial markets. Management does not believe there is any financial impact to the financial statements as of December 31, 2019 as a result of this subsequent event. Management is monitoring developments relating to COVID-19 and is coordinating its operational response, including with respect to the Plan, based on existing business continuity plans and on guidance from global health organizations, relevant governments and regulatory agencies, and general pandemic response best practices.
The Puerto Rico Department of Treasury (“PR Treasury”) issued Circular Letter 20-23 (“CC RI 20-23”) extending certain disaster relief under the Code to Plan participants who have been affected by the novel coronavirus pandemic. The Plan is operating in accordance with applicable PR Treasury guidance and has executed a formal Plan amendment within the timeframe required by law.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)*
December 31, 2019
EIN: 31-0958666 Plan Number: 062

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Vanguard Extended Market Index Fund	33,941 shares	$3,244,791
	Vanguard Institutional Index Fund	7,950 shares	2,307,490
	Dodge & Cox Stock Fund	11,442 shares	2,216,983
	J.P. Morgan SmartRetirement 2030 Fund	83,144 shares	1,599,698
	J.P. Morgan SmartRetirement 2040 Fund	70,554 shares	1,514,095
	J.P. Morgan SmartRetirement 2035 Fund	65,244 shares	1,308,800
	Vanguard Total Stock Market Index Fund	8,147 shares	1,217,608
	J.P. Morgan SmartRetirement 2025 Fund	66,982 shares	1,211,704
	J.P. Morgan SmartRetirement 2045 Fund	48,593 shares	1,011,707
	Vanguard Total International Stock Index Fund	4,992 shares	596,548
	J.P. Morgan SmartRetirement 2050 Fund	27,790 shares	582,748
	J.P. Morgan SmartRetirement Income Fund	15,641 shares	260,263
	J.P. Morgan SmartRetirement 2020 Fund	12,810 shares	226,218
	J.P. Morgan SmartRetirement 2055 Fund	7,776 shares	186,708
	Vanguard Total Bond Market Index Fund	14,758 shares	163,077
	J.P. Morgan SmartRetirement 2060 Fund	1,028 shares	19,518

	Common collective trusts:
	Fidelity Group Trust For Employee Benefits Plans Growth Company Commingled Pool	177,377 units	4,498,275
	PIMCO Collective Investment Trust Total Return	134,672 units	1,956,782
	Fidelity Group Trust for Employee Benefits Plans Diversified International Commingled Pool	97,849 units	1,404,130
**	Wells Fargo/Blackrock Short Term Investment Fund	125,386 units	125,386

	Common shares:
**	Cardinal Health, Inc.	46,449 shares	2,349,390

	Loans:
**	Participant loans	Various maturity dates, with interest rates ranging from 4.25% to 6.50%	1,757,180
	Total		$29,759,099

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under ERISA have been omitted because they are not applicable.
**	Denotes party-in-interest.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Date:	June 22, 2020	/s/ KENDELL SHERRER
Kendell Sherrer
Financial Benefit Plans Committee Member